SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2022

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2021 ANNUAL GENERAL MEETING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2022	By /s/ Liu Jianping Name: Liu Jianping Title: Chairman

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all your shares in Aluminum Corporation of China Limited*,** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 2600)**

# 2021 ANNUAL GENERAL MEETING

A notice of the 2021 AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 21 June 2022 is set out at page 33 to page 37 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 31 May 2022. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

28 April 2022

* *For identification purpose only*

# CONTENTS

*Page*

*In this circular, the following expressions have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "A Share(s)" | the ordinary shares denominated in RMB issued by the Company which are subscribed for in RMB and listed on the Shanghai Stock Exchange; |
| "A Shareholder(s)" | holder(s) of A Shares; |
| "ADS(s)" | the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares; |
| "AGM" | the 2021 annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 21 June 2022; |
| "Articles of Association" | the articles of association of the Company; |
| "Board" | the board of directors of the Company; |
| "Chalco Shandong" | Chalco Shandong Co., Ltd.* (中鋁山東有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company as at the Latest Practicable Date; |
| "Chinalco" | Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.16% of the total issued share capital of the Company as at the Latest Practicable Date; |
| "Company" | Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADSs of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively; |
| "Director(s)" | the director(s) of the Company; |

| | |
|---|---|
| "H Share(s)" | the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars; |
| "H Shareholder(s)" | holder(s) of H Shares; |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC; |
| "Hong Kong Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "Latest Practicable Date" | 26 April 2022, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication; |
| "RMB" | Renminbi, the lawful currency of the PRC; |
| "Share(s)" | A Share(s) and H Share(s); |
| "Shareholder(s)" | A Shareholder(s) and H Shareholder(s); |
| "Supervisor(s)" | the supervisor(s) of the Company; |
| "Supervisory Committee" | the supervisory committee of the Company; |
| "Xinghua Technology" | Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司), a joint stock limited company incorporated in the PRC and owned as to 66% directly and indirectly by the Company as at the Latest Practicable Date; and |
| "%" | per cent. |

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

(Stock Code: 2600)

*Executive Directors:*
Mr. Liu Jianping
Mr. Zhu Runzhou
Mr. Ou Xiaowu
Mr. Jiang Tao

*Non-executive Directors:*
Mr. Zhang Jilong
Mr. Wang Jun

*Independent Non-executive Directors:*
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly

*Registered office:*
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

*Principal place of business:*
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

*Principal place of business in Hong Kong:*
Room 4501, Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

28 April 2022

*To the Shareholders*

Dear Sirs or Madams,

## 2021 ANNUAL GENERAL MEETING

### I. INTRODUCTION

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the AGM:

**ORDINARY RESOLUTIONS**

(1) the resolution in relation to the Report of the Board of the Company for the year 2021;

(2) the resolution in relation to the Supervisory Committee's Report of the Company for the year 2021;

(3) the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year 2021;

(4) the resolution in relation to profit distribution plan of the Company for the year 2021;

(5) the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2022;

(6) the resolution in relation to the proposed renewal of liability insurance for year 2022-2023 for the Directors, Supervisors and senior management members of the Company;

(7) the resolution in relation to the proposed re-appointment of auditors of the Company;

(8) the resolution in relation to the proposed provision of guarantees by the Company and Chalco Shandong to Xinghua Technology for financing;

**SPECIAL RESOLUTIONS**

(9) the resolution in relation to the 2022 bonds issuance plan of the Company;

(10) the resolution in relation to the grant of general mandate to the Board of the Company to issue additional H Shares;

**ORDINARY RESOLUTIONS (CUMULATIVE VOTING)**

(11) the resolutions in relation to the election of the Directors (excluding the independent non-executive Directors) of the eighth session of the Board of the Company:

(i) the election of Mr. Liu Jianping as an executive Director of the eighth session of the Board of the Company;

(ii) the election of Mr. Zhu Runzhou as an executive Director of the eighth session of the Board of the Company;

(iii) the election of Mr. Ou Xiaowu as an executive Director of the eighth session of the Board of the Company;

(iv) the election of Mr. Jiang Tao as an executive Director of the eighth session of the Board of the Company;

(v) the election of Mr. Zhang Jilong as a non-executive Director of the eighth session of the Board of the Company; and

(vi) the election of Mr. Chen Pengjun as a non-executive Director of the eighth session of the Board of the Company.

(12) the resolutions in relation to the election of the independent non-executive Directors of the eighth session of the Board of the Company:

(i) the election of Mr. Qiu Guanzhou as an independent non-executive Director of the eighth session of the Board of the Company;

(ii) the election of Mr. Yu Jinsong as an independent non-executive Director of the eighth session of the Board of the Company; and

(iii) the election of Ms. Chan Yuen Sau Kelly as an independent non-executive Director of the eighth session of the Board of the Company.

(13) the resolutions in relation to the election of the shareholder representative Supervisors of the eighth session of the Supervisory Committee of the Company:

(i) the election of Mr. Ye Guohua as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company;

(ii) the election of Ms. Shan Shulan as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company; and

(iii) the election of Ms. Lin Ni as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company.

## II. BUSINESS TO BE CONSIDERED AT THE AGM

### 1. The Resolution in Relation to the Report of the Board of the Company for the Year 2021

Details of the Report of the Board for the year 2021 are set out in the Appendix I of the circular.

### 2. The Resolution in Relation to the Supervisory Committee's Report of the Company for the Year 2021

Details of the Supervisory Committee's Report for the year 2021 are set out in the 2021 Annual Report of the Company and available at the website of the Hong Kong Stock Exchange (www.hkexnews.hk).

### 3. The Resolution in Relation to the Independent Auditor's Report and the Audited Financial Reports of the Company for the Year 2021

The independent auditor's report and the audited financial reports for the year 2021 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards) are set out in the 2021 Annual Report of the Company and available at the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

### 4. The Resolution in Relation to the Profit Distribution Plan of the Company for the Year 2021

After being audited, for the year 2021, the net profit of financial statements of the Company (including the parent company but excluding the subsidiaries) was RMB2,546,421,000 and the net profit attributable to shareholders of the listed company in the consolidated financial statements was RMB5,079,562,000.

After consideration by the Board, the Company intends to withdraw the legal reserve of RMB254,642,000 at 10% of the net profit of financial statements for the year 2021 of the Company (including the parent company but excluding the subsidiaries); and intends to withdraw 21.39% of the net profit and distribute cash dividends to Shareholders in cash at RMB0.032 per share (including tax). Based on the total issued share capital of the Company of 17,022,672,951 shares, the total amount of the dividend is RMB544,725,534.43 (including tax), representing approximately 10.72% of the net profit attributable to shareholders of the listed company in the consolidated financial statements for the year 2021. Upon completion of the distribution, the remaining undistributed profits of the parent company will be carried forward to the next year. For details of the dividend distribution, please refer to the notice of the AGM of the Company dated 28 April 2022.

If there is a change in the total share capital of the Company prior to the date of registration of the equity distribution, it is intended that the total amount of distribution will remain unchanged and the distribution amount per share will be adjusted accordingly, and specific adjustments will be announced separately.

For the year of 2021, the Company would make no transfer of capital reserve to increase share capital.

**5. The Resolution in Relation to the Remuneration Standards for Directors and Supervisors of the Company for the Year 2022**

The Remuneration Committee of the Board has considered and approved the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2022 and made recommendations to the Board. The Board proposes to adopt the remuneration standards for the Directors and employee representative Supervisors of the Company for the year 2022.

**6. The Resolution in Relation to the Proposed Renewal of Liability Insurance for Year 2022-2023 for the Directors, Supervisors and Senior Management Members of the Company**

The Board proposes the renewal of liability insurance for the year 2022-2023 for the Company's Directors, Supervisors and senior management members with an insurance amount of US$25 million and total insurance fee of US$468,000 (tax inclusive).

The Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for matters relating to the renewal of liability insurance for the year 2022-2023 and to execute all relevant documents.

**7. The Resolution in Relation to the Proposed Re-appointment of Auditors of the Company**

The Board proposes (1) to re-appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers to provide domestic and international audit services to the Company. In particular, PricewaterhouseCoopers Zhong Tian LLP will mainly be the domestic and the U.S. auditor of the Company (including internal control audit); PricewaterhouseCoopers will mainly be the Hong Kong auditor of the Company. The engagement period of the above-mentioned auditors will expire upon the conclusion of the 2022 annual general meeting of the Company; and (2) the total cost of the domestic and international audit services to be provided by the above-mentioned auditors (including internal control audit) shall be limited to RMB18.17 million (including tax and other cost except for accommodation and meals and subject to appropriate adjustments in case of significant changes in the asset size of the Company). In the meantime, the Board proposes the Audit Committee of the Board be authorized to specifically determine the remuneration of the above-mentioned auditors according to their work performance.

**8. Resolution in Relation to the Proposed Provision of Guarantees by the Company and Chalco Shandong to Xinghua Technology for Financing**

Xinghua Technology, a controlling subsidiary of the Company, is owned as to 33% and 33% by the Company and Chalco Shandong, a wholly-owned subsidiary of the Company, respectively. Xinghua Technology currently proposes to newly increase its financing by RMB200 million. The Company and Chalco Shandong propose to provide guarantee for the above-mentioned financing of Xinghua Technology on a pro rata basis in proportion to their shareholdings in Xinghua Technology with the respective guarantee amount of not more than RMB66 million and a guarantee term of not more than one year. The term of the authorization in respect of the above-mentioned guarantee is 12 months from the date of this resolution being approved at the AGM.

Subject to the limit of the above-mentioned financing guarantee and within the scope permissible by the relevant national policies, the Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for all matters relating to the above-mentioned financing guarantee and to execute all relevant documents.

**9. The Resolution in Relation to the 2022 Bonds Issuance Plan of the Company**

In order to optimize debt structure and reduce finance cost, the Company proposes to register and issue products including but not limited to bonds and asset-backed securities in the PRC and overseas in 2022 and the total registration amount of all domestic and overseas bonds with the issuing institutions shall not exceed RMB50 billion (or in other currencies with the equivalent amount, including all types of domestic and overseas bonds registered as at 31 December 2021). The term of the authorization of the above-mentioned bonds issuance is from the date of this resolution being approved at the AGM of the Company to the conclusion of the 2022 annual general meeting of the Company.

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine the specific matters relating thereto (including but not limited to, the application and registration of the cap amount of bonds, the determination of the type, amount, interest rate, term, rating, and use of proceeds of the bonds to be issued actually), engage intermediary institutions, submit relevant application documents to the regulatory authorities, and execute requisite legal documents as required by regulatory authorities in connection with the Company's issuance of the bonds and make relevant information disclosure.

**10. The Resolution in Relation to the Grant of General Mandate to the Board of the Company to Issue Additional H Shares**

In order to provide the Company with flexibility to issue additional new Shares and to provide discretionary power to the Board, a special resolution will be proposed by the Board to the AGM to grant a general mandate to the Board to issue additional H Shares up to the limit of 20% of the number of H Shares of the Company in issue, under the premise of compliance with relevant requirements of the Hong Kong Listing Rules and the Articles of Association.

Details of the mandate are as follows:

(a) the Board be and is hereby granted an unconditional and general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements or call options in respect thereof, subject to the following terms:

(i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii) the number of share capital approved to be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the number of H Shares of the Company in issue as at the date of this resolution being approved; and

(iii) the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) for the purpose of this resolution:

"**H Shares**" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are held and traded in Hong Kong dollars;

"**Relevant Period**" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of a 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c) contingent on the Board resolving to issue Shares pursuant to sub-paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new Shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii) determine the use of proceeds and make all necessary filings and registrations in Mainland China, Hong Kong and other relevant authorities; and

(iii) increase the registered capital of the Company pursuant to the issue of Shares under sub-paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in the registered capital of the Company.

**11. The Resolutions in Relation to the Election of the Directors (Excluding the Independent Non-executive Directors) of the Eighth Session of the Board of the Company**

Reference is made to the announcement of the Company dated 26 April 2022, in relation to, among others, the election of the Directors of the eighth session of the Board.

In light of that the term of office of the seventh session of the Board of the Company will expire upon the conclusion of the AGM, as nominated by the Nomination Committee of the Board of the Company, the Board proposed the election of the following persons as Directors (excluding independent non-executive Directors) of the eighth session of the Board of the Company:

(1) the election of Mr. Liu Jianping as an executive Director of the eighth session of the Board of the Company;

(2) the election of Mr. Zhu Runzhou as an executive Director of the eighth session of the Board of the Company;

(3) the election of Mr. Ou Xiaowu as an executive Director of the eighth session of the Board of the Company;

(4) the election of Mr. Jiang Tao as an executive Director of the eighth session of the Board of the Company;

(5) the election of Mr. Zhang Jilong as a non-executive Director of the eighth session of the Board of the Company; and

(6) the election of Mr. Chen Pengjun as a non-executive Director of the eighth session of the Board of the Company.

The terms of office of the Directors of the eighth session of the Board will become effective from the conclusion of the AGM and expire upon the election of the ninth session of the Board. The Company will separately enter into a service contract with each of the Directors of the eighth session of the Board after their elections are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the candidates for Directors of the eighth session of the Board, please refer to Appendix II.

**12. The Resolutions in Relation to the Election of the Independent Non-executive Directors of the Eighth Session of the Board of the Company**

Reference is made to the announcement of the Company dated 26 April 2022, in relation to, among others, the election of the Directors of the eighth session of the Board.

In light of that the term of office of the seventh session of the Board of the Company will expire upon the conclusion of the AGM, as nominated by the Nomination Committee of the Board of the Company, the Board proposed the election of the following persons as independent non-executive Directors of the eighth session of the Board of the Company:

(1) the election of Mr. Qiu Guanzhou as an independent non-executive Director of the eighth session of the Board of the Company;

(2) the election of Mr. Yu Jinsong as an independent non-executive Director of the eighth session of the Board of the Company;

(3) the election of Ms. Chan Yuen Sau Kelly as an independent non-executive Director of the eighth session of the Board of the Company.

When proposing the election of these candidates for the independent non-executive Directors as the independent non-executive Directors of the Company, the Board and the Nomination Committee have followed the procedures for election of Directors set out in the Articles of Association, the nomination policy for the Directors, the diversity policy for the Board and the development strategy of the Company, and have taken into account a variety of factors, including but not limited to their age, cultural and educational background, professional experience, skills, knowledge, and service term. The Board is of the view that these candidates for the independent non-executive Directors will provide objective, independent and sufficient opinions and analysis on the operation and management affairs of the Company based on their capabilities and experience as set out in the biographical details, and therefore promote the effective operation and the diversity of the Board.

The terms of office of the Directors of the eighth session of the Board will become effective from the conclusion of the AGM and expire upon the election of the ninth session of the Board. The Company will separately enter into a service contract with each of the Directors of the eighth session of the Board after their elections are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the candidates for Directors of the eighth session of the Board, please refer to Appendix II.

### 13. The Resolutions in Relation to the Election of the Shareholder Representative Supervisors of the Eighth Session of the Supervisory Committee of the Company

Reference is made to the announcement of the Company dated 26 April 2022, in relation to, among others, the election of the shareholder representative Supervisors of the eighth session of the Supervisory Committee.

In light of that the term of office of the seventh session of the Supervisory Committee of the Company will expire upon the conclusion of the AGM, as nominated by Chinalco, the controlling Shareholder of the Company, the Supervisory Committee proposed the election of the following persons as the shareholder representative Supervisors of the eighth session of the Supervisory Committee of the Company:

(1) the election of Mr. Ye Guohua as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company;

(2) the election of Ms. Shan Shulan as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company;

(3) the election of Ms. Lin Ni as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company.

The terms of office of the Supervisors of the eighth session of the Supervisory Committee will become effective from the conclusion of the AGM and expire upon the election of the ninth session of the Supervisory Committee. The Company will separately enter into a service contract with each of the Supervisors of the eighth session of the Supervisory Committee after their elections are approved at the AGM, and determine their remuneration in accordance with the remuneration policies of the Company.

For biographical details of the candidates for shareholder representative Supervisors of the eighth session of the Supervisory Committee, please refer to Appendix III.

## III. THE AGM

A notice of the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 21 June 2022 is set out at page 33 to page 37 of this circular.

A reply slip and a form of proxy for use at the AGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 31 May 2022. Shareholders who intend to appoint a proxy to attend the AGM are requested to complete the form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the form of proxy shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shareholders, the form of proxy shall be lodged with the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof if you so wish.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votings at the AGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the AGM.

## IV. CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Friday, 20 May 2022 to Tuesday, 21 June 2022 (both days inclusive). Shareholders whose names appear on the H Share Register of Members on Friday, 20 May 2022 are entitled to attend and vote at the AGM after completing the registration procedures for attending the AGM. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Thursday, 19 May 2022 for registration.

## V. RECOMMENDATIONS

The Directors (including the independent non-executive Directors) consider that the resolutions as set out in the notice of the AGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

## VI. ADDITIONAL INFORMATION

You are advised to pay attention to the additional information set out in the appendices to this circular.

By order of the Board
**Aluminum Corporation of China Limited***
**Liu Jianping**
*Chairman*

* *For identification purpose only*

## ALUMINUM CORPORATION OF CHINA LIMITED
## WORK REPORT OF THE BOARD FOR THE YEAR 2021

In the year 2021, the Board of the Company strictly complied with the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Articles of Association of Aluminum Corporation of China Limited (hereinafter referred to as the "**Articles of Association**"), other relevant laws and regulations as well as the responsibilities conferred by the systems of the Company. Based on the fundamental principle of safeguarding the interests of the Company and all shareholders as a whole, the Board of the Company performed its duties diligently and conscientiously, implemented the resolutions of the general meetings earnestly, actively carried out various works of the Board, which effectively ensured the stable operation and sustainable development of the Company. The main works of the Board in 2021 are hereby reported as follows:

### I. PERFORMANCE OF THE BOARD

#### 1. Convening of the Board meetings

In 2021, the Board of the Company held a total of 10 meetings (including six physical meetings and four telecommunication meetings), and reviewed and approved 52 proposals. The contents of the proposals mainly involved the Company's periodic reports, annual report of the Board, social responsibility report, internal control report, risk management report, loss recovery proposals, business plan, financing plan, domestic and overseas bond issuance plan, investment plan, annual remuneration standards for Directors, Supervisors and senior management of the Company, re-appointment of accounting firm, provision of guarantees for subsidiaries, nomination of candidates for Directors, election of chairman, adjustment of the composition of special committees under the Board, provision for asset impairment, related party transactions and restricted share incentive scheme, etc. The independent Directors of the Company have expressed their independent opinions on matters such as guarantees, related party transactions, nomination of candidates for Directors and senior management, remuneration standards for Directors, Supervisors and senior management, provision for asset impairment and restricted share incentive scheme. The related party Directors have abstained from voting on matters involving related party transactions. In 2021, all the resolutions submitted at the Board were passed and there were no cases of the proposals of the Board being rejected.

#### 2. Implementation of resolutions of the general meetings by the Board

In 2021, the Board of the Company arranged and organized two general meetings in total, including one annual general meeting and one extraordinary general meeting, at which a total of 22 proposals (including sub-proposals) were considered and passed without any proposal being rejected. The Board of the Company performed its duties in strict accordance with the relevant laws, regulations and the Articles of Association and conscientiously implemented the resolutions passed at the general meetings.

**3. Performance of special committees under the Board**

There are five special committees under the Board of the Company, namely the Audit Committee, the Remuneration Committee, the Nomination Committee, the Development and Planning Committee, and the Occupational Health and Safety and Environment Committee.

In 2021, due to the significant changes in the composition of the Board of the Company, the composition of the members of the special committees under the Board has also been re-adjusted, which further optimized the personnel structure of each committee to make it more in line with the requirements of relevant laws, regulations and regulatory documents, and strengthened the diversity of the Board through the appointment of experts in various professional fields, so as to improve the scientific decision-making. In 2021, the Audit Committee, the Remuneration Committee, the Nomination Committee, the Development and Planning Committee held 7 meetings, 2 meetings, 6 meetings and 1 meeting, respectively. Although the Occupational Health and Safety and Environment Committee did not hold any formal meeting, each member has fully communicated and exchanged opinions and suggestions on safety, environmental protection and other matters of the Company in the daily work of the Board. In accordance with the responsibilities and authority granted by the Board, each of the special committees has carried out its work conscientiously and gave full play to its professional functions, providing strong support to the scientific decision-making of the Board.

**4. Information disclosure**

As a listed company in Shanghai, Hong Kong and the United States, the Company always upholds a highly responsible attitude towards investors, strictly complies with the relevant provisions of the listing rules at home and abroad to disclose information in a truthful, accurate, completed, timely and fair manner so as to minimize the investment risks of investors. In 2021, the Company disclosed a total of 127 A share announcements and related documents (including periodic reports) on the Shanghai Stock Exchange, 202 H share announcements and related documents (including periodic reports) on the Hong Kong Stock Exchange in English and Chinese, and a total of 84 US share documents including annual reports 20-F and 6-K announcements on the New York Stock Exchange. The Company has received an A-rating for information disclosure from the Shanghai Stock Exchange for three consecutive years.

**5. Risk management and internal control**

It is the responsibility of the Board of the Company to establish, improve and effectively implement risk management and internal control. The Audit Committee of the Board supervises and inspects the establishment, improvement and implementation of the Company's risk management and internal control system, and regularly discusses with the management about the specific implementation of risk management and internal control to ensure that the Company has established an effective risk management and internal control system.

In 2021, in accordance with the requirements of the State-owned Assets Supervision and Administration Commission of the State Council's Notice on Doing a Good Job in the Construction and Supervision of the Internal Control System of Central Enterprises in 2021 and Chinalco's Notice on Matters Related to Comprehensively Carrying out the Update, Improvement, Supervision and Evaluation of the Internal Control System, the Company organized 11 departments of the headquarters and 31 subordinate domestic and overseas entities to simultaneously carry out the update and improvement of the Company's full-level and full-service internal control system. At the headquarters level, the Company completed 283 items of internal control process matrix formulation and flowchart drawing, involving 333 key control points; at the entity enterprise level, the Company completed 10,282 items of internal control process matrix formulation and flowchart drawing, involving 11,675 key control points. The key control points fully covered the important business and management fields of the Company's headquarters and entity enterprises. Based on the updated and improved internal control system, the Internal Audit Department (Office of the Supervisory Committee) of the Company organized a comprehensive self-assessment on the design and operation effectiveness of the internal control of the headquarters and its affiliated enterprises, covering all control points of organizational strategy, management assurance and business operations.

In 2021, the Audit Committee of the Board and the Board considered and approved the Company's annual internal control evaluation report, internal control audit report and comprehensive risk management report, respectively, and the Board of the Company concluded that the Company's risk management and internal control system was effectively implemented, achieving the Company's objectives of strengthening internal compliance management and control and preventing risks, and there were no material and significant deficiencies. The auditors of the Company have also confirmed that the Company maintains effective internal control over financial reports in all material respects.

**6. Rule-of-law construction**

The Company continued to promote the rule-of-law and compliance construction, strengthened the implementation of the performance requirements of the first responsible person for the rule-of-law construction, strengthened the training of employees on the knowledge and skills of laws and regulations, and actively cultivated the corporate governance and compliance culture. The Company strengthened its legal review and contract management to effectively prevent legal risks and ensure its operation is in compliance with laws and regulations.

**7. Research by external Directors**

In May 2021, the Company organized external Directors to conduct work research on Guangxi Huasheng New Materials Co., Ltd. (hereinafter referred to as "Guangxi Huasheng") and other enterprises, enabling them to be further aware of the production and operation of the Company's "coastal and overseas" strategy, bauxite project in Guinea and alumina project of Guangxi Huasheng Port. Through this research, the Company not only made use of the professional experience of external Directors to make suggestions for the current problems and future development of the Company, but also strengthened the external Directors' understanding of the current situation of the industry, the Company and its affiliated companies, providing support for the external Directors to subsequently participate in the Company's production and operation and major investment decisions.

**8. Directors' participation in ESG governance**

In order to enhance its ESG governance level and MSCI rating, the Company carried out a series of work in 2021, and made two special reports to the Board of the Company in March and December 2021, introducing the latest regulatory requirements of the Hong Kong Stock Exchange on strengthening the Board's participation in the ESG work, the promotion plan for the ESG report of the Company, and the development of the ESG work of the Company, so as to enable the Directors to be fully informed of the progress of the ESG work of the Company.

**9. Participation of Directors, Supervisors and senior management in trainings**

Affected by the COVID-19 pandemic, most of the trainings for Directors, Supervisors and senior management were conducted online in 2021. The Board Office of the Company, in accordance with the relevant requirements of the domestic and overseas regulatory authorities, organized Directors, Supervisors and senior management of the Company to attend various training sessions sponsored by the domestic and overseas regulatory authorities, among which, Mr. Liu Jianping, the Chairman of the Company, and Mr. Zhu Runzhou, the Director of the Company, participated in the special training on corporate governance for the chairman and general manager of public companies held by the China Association for Public Companies; Directors Mr. Ou Xiaowu, Mr. Jiang Tao and Mr. Zhang Jilong, Mr. Ye Guohua, the chairman of the Supervisory Committee, Supervisors Ms. Shan Shulan, Mr. Yue Xuguang and Mr. Guan Xiaoguang participated in the 2021 Annual Special Training for Directors and Supervisors held by the Listed Companies Association of Beijing; Ms. Chan Yuen Sau Kelly, the independent Director of the Company, participated in the qualification training for independent directors held by Shanghai Stock Exchange. Mr. Wang Jun, Chief Financial Officer and Secretary to the Board, attended the fifth session of follow-up training for Secretary to the Board of listed companies (A + H shares) in 2021 and the tenth session of follow-up training for Secretary to the Board of listed companies in 2021 organized by the Shanghai Stock Exchange.

## II. PRODUCTION AND OPERATION OF THE COMPANY IN 2021

In 2021, amid various complex external factors such as the continued spread of the pandemic, drastic changes in industry policies, market fluctuations, extreme weather in local areas and the military coup in Guinea, the Company actively responded to the changes and achieved new results in quality development by focusing on implementation, improving efficiency and creating first-class performance, with the theme of promoting quality development, led by enhancing value creation capabilities and deepening all-factor benchmarking. It was a good start for the Company in the 14th Five-Year Plan period.

### 1. New breakthroughs in operating results and significant improvements in operational quality.

In 2021, the Company achieved significant growth in operating results, with annual operating revenue of RMB269.748 billion, representing a year-on-year increase of 45.03%; total profit of RMB10.179 billion, representing an increase of nearly 3.65 times over the previous year; and net profit attributable to the parent company of RMB5.080 billion, representing an increase of 5.65 times over the previous year. The debt structure was significantly optimized, with a year- on-year decrease of RMB14.7 billion in the scale of interest-bearing financing, and a year- on-year decrease of 1.27 percentage points in its gearing ratio. Standard & Poor's upgraded the Company's international credit rating from "steady outlook" to "positive outlook" for the first time. The Company ranked fourth in the "ESG (Environmental, Social and Corporate Governance) – Pioneer 50 Index for Central Enterprises". The Company has been included in the Hang Seng Sustainable Development Enterprise Index, and its ESG rating of MSCI Index was upgraded to "B".

### 2. Deepening all-factor benchmarking and continuous improvement of professional control capabilities.

The Company adopted the five-step approach to promote the all-factor benchmarking, improve the production management system, create new production scheduling and command, strengthen production service guidance, and focus on solving production technology management problems. The "five standards and one control" management mode of Shanxi Zhongrun Electrolytic Aluminum was promoted, and the"Three Transformations and One Improvement" management model of Guangxi Huasheng Alumina and the lean control system of the Technology Center of Excellence took initial shape, resulting in significant cost reduction and further improvement of the cost competitiveness of alumina and electrolytic aluminum. In 2021, the utilization ratios of the Company's alumina and carbon production capacity increased by 2.5 and 16 percentage points year-on-year, respectively, and the comprehensive AC power consumption of electrolytic aluminum and the total energy consumption of alumina were optimized year-on-year. The alumina first grade

product rate, the proportion of tanks with liquid aluminum above 99.85, and the anode above first grade product ratio increased by 11.8, 12.2 and 4.4 percentage points year-on-year, respectively. The Company continuously improved the operation mechanism of the three platforms of procurement, marketing and logistics, coordinated and balanced the allocation of resources, increased market-oriented operation, accelerated the digital transformation of procurement, completed the procurement platform of "Aluminum E-commerce Platform (鋁約益採)", promoted the "double horse racing (雙賽馬)" mechanism, innovated spare parts sharing management, and achieved cost reduction in procurement. Baotou Aluminum won the "National Quality Award" for the first time in the non-ferrous industry, and Guangxi Branch won the Gold Award of the International Quality Management Group.

3. **Focusing on high-quality development of substance and recording new progress of green development.**

The Company built a new industrial development pattern around its development strategy. We stepped up efforts to acquire resources, and Wangwa Coal Mine successfully obtained a mining license and acquired 430 million tons of coal resources. The entire production, transportation and sales process of bauxite mines in Guinea was completed and the expansion project was fully completed. Guangxi Jiaomei Bauxite Mine started construction, Shanxi New Materials resumed its production of 140,000 tons of electrolytic aluminum, the smart factory of Baotou Aluminum completed its acceptance inspection, the smart factories of Guangxi Huasheng formed 12 replicable modules. Special efforts were made to accelerate the layout of green low-carbon industry such as the comprehensive utilization of new energy, recycled aluminum and red mud, and the disposal of industrial wastewater, waste gases and residues from electrolytic aluminum processing were systematically implemented. Guangxi Branch obtained 700,000 tons of iron concentrate annually from the comprehensive utilization of red mud. Chalco Shandong completed the production line for recycling of 200,000 tons of red mud with high iron content. The demonstration line for the collaborative disposal of secondary aluminum ash clinker kilns of Shanxi New Materials was completed and put into production.

4. **Reconstructed the scientific and technological innovation system and made new technological breakthroughs.**

The Company has integrated internal scientific and technological resources, established the Chalco Green Metallurgical Research Institute, and set up six technical centers including the center for energy saving and carbon reduction of electrolytic aluminum. The Company has constructed a scientific and technological innovation system in which the headquarter of the Company makes overall planning for scientific and technological research and development in cooperation with the Central Research Institute, professional research institutes are responsible for cutting-edge breakthroughs, technical centers are responsible for industrial tests and industrialization demonstrations, and physical enterprises are responsible for the translation of scientific and technological advances into productive forces. The Company

formulated a scientific and technological innovation plan, pointed out 12 key scientific and technological research directions, and established a research mechanism of selecting the best candidates to undertake key research projects. Throughout the year, 36 major scientific and technological research and development projects were carried out, and 35 patents for authorized inventions were added. The project of high purity and ultra-fine aluminum nitride completed research. A number of new technologies such as import substitution of aluminum hydroxide for new energy vehicles, construction and commissioning of 5N ultra-fine alumina demonstration line, alumina humus removal, wet oxidation desulfurization and decarburization have been popularized and applied. 13 subsidiaries of the Company obtained the recognition of high-tech enterprises, and 36 subsidiaries obtained the recognition of large- scale development in the western region.

**5. Systematically promoted management reform and continuously optimized the operation mechanism.**

The Company formulated a three-year action plan for deepening reform, formed a joint promotion mechanism under the responsibility of "first leader(一把手)" and with the concerted efforts of the top and bottom of the hierarchy, refined annual work points and task ledgers, achieved closed-loop management and exceeded the annual target. The specialization integration of carbon and alloys and the regional integration of enterprises in Gansu region were accelerated. Enterprises at all levels of the Company implemented contractual management under the tenure system, and eight subsidiaries launched pilot schemes for professional managers. The Company continued the optimization of labor force and further eliminated business outsourcing, with total labor force reduced by 10.3% for the year. The number of contractors and the amount of outsourcing contracts were reduced by 12.5% and 25.6%, and the labor productivity of alumina, electrolytic aluminum and carbon increased by 34%, 28% and 43% year-on-year, respectively. We further optimized assessment and distribution to link total wages to costs, profits and labor productivity, increased incentives for cost reduction and profit sharing, implemented project-based dividends for technology-based enterprises, and launched a restricted stock incentive scheme.

**6. Further improved corporate governance and strengthened the risk prevention and control system.**

We further clarified the positioning of the responsibilities of the Company's headquarters, business entities, and business platforms, and formulated a series of decision-making management systems such as the board of directors' authorization management system, and further clarified the boundaries of the powers and responsibilities of the governing body and defined the procedures for deliberation and decision-making. The Company's internal control system was updated and improved, so that the internal control process covers all important business and management areas of the Company. The rule of law and compliance

management system has been improved and an intensive legal control model has been formed so that full legal review cover of matters such as rules and regulations, economic contracts and important decisions of the Company. We responded actively to the combined effects of unfavorable factors such as frequent electricity consumption restriction, market turbulence, extreme weather, the coup d'état in Guinea, and the pandemic, and minimized the impact on our production and operations.

7. **Strengthened the safety and environmental protection management and control, with safety risks reduced year by year.**

The Company strengthened the development of a safety and environmental protection management system, revised and improved relevant systems and regulations, further promoted the operation of the occupational health workplace safety standardization system, and worked hard to improve the long-term mechanism of ecological environment control. The Company strengthened the safety control of important hazard sources, and vigorously promote the implementation of grapevine (葡萄圖) safety management tools and pre-operation risk assessment exercise. The Company organized and carried out safety special actions such as "three fears, avoiding three violations (三敬畏、反三違)", conducted safety training for key employees at the primary level, and developed new ways to carry out safety mutual inspections. The safety awareness and capabilities of employees have been continuously strengthened, and the workplace safety situation has gradually improved. No major and above workplace accidents occurred throughout the year, and pandemic control achieved zero infection among all staff. Five companies, including Baotou Aluminum and Qinghai Branch, passed the acceptance of national safety standardization Level 1 enterprises, Yinxing Power Generation obtained the national workplace safety standardization Level 1 enterprise certificate, and Wangwa Second Mine was recognized as a workplace safety standardization Level 2 enterprise. Efforts were made to improve the long-term mechanism for ecological environment control, establish an online monitoring platform for environmental protection, strengthen environmental information supervision. In 2021, the Company's release of major pollutants had been consistently declining, and no environmental incidents occurred.

8. **Achieved deep integration of Party building and business to promote high-quality development with Party building.**

The Company has been pursuing leading and guaranteeing high-quality development with high-quality party building, improving the decision-making system of "Three Important Matters and One Big Concern (三重一大)" and the system of pre-procedures for the Party Committee's study and discussion, did a good job of "two guidances and two makings (兩帶兩創)" activities, promoted the deep integration of Party building and business, and gave full play to the role of the Party Committee in "setting the direction, managing the overall situation and promoting the implementation (把方向、管大局、促落實)" to lead and ensure the high-quality development of the Company with high-quality Party building.

## III. MAJOR ACHIEVEMENTS OF THE COMPANY IN 2022

In 2022, the global economy will maintain its recovery growth, the pandemic will continue to spread, the profound changes of a kind unseen in a century will accelerate its evolution, and the development will be characterized by instabilities, uncertainties and imbalances. China's economic development is under the pressure of increased expectations of demand contraction, increased supply shocks, and weakening growth expectations. In particular, the policies of "carbon peaking and carbon neutrality as well as dual-controls" over energy intensity and total energy consumption have triggered extensive and profound economic and social systemic changes, and there have been all-round profound changes in the competition of the aluminum industry. The Company will take the initiative to adapt to the ecological changes in the industry, pursue innovation-driven development, transform its development pattern, optimize its industrial structure, shift to new growth drivers, continuously improve its value creation capabilities, create its new forms of high-quality development of substance, and steadily improve its operating performance. The key tasks to be carried out by the Company include:

1. **Pursue value creation, upgrade benchmarking management, and reduce costs and increase efficiency across the board.**

   The Company will continue to deepen the all-factor benchmarking management, accelerate the establishment of the "5C" value management system, continuously optimize the benchmarking index system, refine benchmarking measures, and focus on optimizing key indicators. The Company will strengthen the organization and management of production, continuously improve the utilization rate of production capacity, and strive to achieve stable and full production. The Company will attach great importance to do a good job in the electric power guarantee for electrolytic aluminum production lines, improve the rapid response mechanism and flexible production organization model under electricity consumption restriction conditions, reduce losses caused by suspension of production, and step up efforts to resume operation of production lines that have not been put into operation and discontinued, and maximize the benefits of electrolytic aluminum.

2. **Create a replicable management model, accelerate the construction of intelligent factories, and foster new business forms of digital intelligence.**

   The Company will further deepen management improvement actions and enhance professional management efficiency. The Company will establish a safe and standardized green mine management model with a focus on improving low-cost ore supply capacity; summarize Guangxi Huasheng's "Three Transformations and One Improvement (三化一提升)" management model and accelerate its promotion in alumina enterprises; consolidate and enhance Shanxi Zhongrun's "five standards and one control (五標一控)" management model and further promote it in electrolytic aluminum enterprises; benchmark with similar

benchmark coal mining units in China to improve the management level of energy and power business; create a number of unmanned processes, advance the promotion of smart factories in Guangxi Huasheng and Shanxi Zhongrun, and launch the construction of a pilot intelligent mine in Wangwa Second Mine.

3. **Pursue green and low-carbon policies, continue to optimize the industrial structure, and enhance the competitiveness of the main industries across the board.**

The Company will take the initiative to adapt to industrial changes by taking breakthroughs in low-carbon technologies and taking the support and clean energy conversion as an effective means, step up the transformation of energy mix, accelerate the layout and development of new energy, accelerate the coordination of power source-grid-load-storage, and use multiple energy sources to supplement each other. The Company will create conditions to build a number of green and clean industrial bases, increase the amount of electricity generated by new energy sources, increase the proportion of clean energy used, and drive the early implementation of some transformation and development projects. The Company will deepen the "coastal and overseas (兩海)" strategy, increase the production of bauxite in Guinea, expand the supply pipelines of overseas bauxite resources to increase the ore supply. The Company will apply advanced technology and processes to accelerate the energy-saving and carbon-cutting improvements of electrolytic aluminum in stock, and build a group of low energy-consumption benchmarking enterprises. The Company will accelerate the implementation of boundary conditions, promote the launch of green and clean electrolytic aluminum projects, carry out special actions such as comprehensive utilization of red mud, recycled aluminum, and hazardous waste treatment, extend green industry, and lead the industry to fully realize the sustainable development of green, low-carbon, and recycling.

4. **Continuously optimize the scientific research management system, improve the incentive mechanism for scientific research, and give full play to science and technology support and guide.**

The Company is determined to advance the leading strategy of science and technology, give full play to the respective strengths of Zhengzhou Research Institute, Green Metallurgy Research Institute and the Technology Center, focus on cost reduction and efficiency improvement, green transformation and product mix adjustment, enhance external cooperation and strive for the promotion of the research and development of major key generic technologies in the fields of energy saving and consumption reduction, solid waste utilization, smart manufacturing and high-end materials, and build coordinated and innovative ecology, accelerate the construction of smart factories, and realize the transformation and upgrading of traditional industries with digital empowerment. The Company will further refine the mechanisms to channel resources to research and development, select the best candidates to undertake key research projects, and share the benefits of the translation of scientific and technological advances into productive forces, achieve targeted incentives.

5. **Accelerate professional development, give full play to synergies, and continue to enhance overall competitiveness.**

The Company will accelerate the specialization integration of fine alumina, carbon and alloy, improve contractual management under the tenure system and the system of professional managers, implement dual-benchmarking of performance and remuneration with the market, dynamically track advanced enterprises, and build "professional, fine, specialized and novel (專業化、精細化、特色化、新穎化)" enterprises; continue to improve the operation mechanism of the three major platforms, expand trade channels, broaden efficiency creation channels, and increase the market share, and strengthen the right to speak in the market; further expand the external market and reduce the logistics cost on the basis of comprehensively enhancing its own guaranteed transportation service capacity and maintaining the security of bauxite supply; improve the operation level of "Aluminum E-commerce Platform (鋁約益採)" and expand the share of direct supply. The Company will promote the use of all ERP modules to facilitate the integrated development and operation of business and finance.

6. **Continue to deepen its reforms, continue to optimize its mechanisms, and further stimulate internal vitality.**

The Company will adhere to the principle of being problem-, target- and result-oriented, accelerate regional integration and mixed ownership reform, industry mergers and acquisitions and restructuring, continuously improve its corporate governance system, and ensure the completion of the three-year reform action and relevant targets; strengthen contractual management under the tenure system to achieve rigid assessment and fulfillment; adhere to benchmarking industry-leading labor productivity, dynamically control the number of employees, and continuously optimize the use of existing employees; and implement medium- and long-term incentive policies such as equity incentive, equity and dividend incentive for technology-based enterprises, and sharing of surplus profit.

7. **Strengthen the implementation of safety and environmental protection responsibilities, improve risk prevention and control capabilities, and create a stable business environment.**

The Company will take the promotion of workplace safety standardization as the main line, improve the system and mechanism, strengthen and implement the main responsibilities, take the standardization of team safety as the starting point, vigorously enhance the intrinsic safety level, and strengthen the standardization of post operations; strengthen supervision and management of key links, speed up the disposal of survived hazardous wastes, and complete the rectification of the problems identified by the central ecological environment protection inspections in a high quality manner. The Company will adopt applicable leading-edge environmental protection technologies to ensure that new projects consistently meet

their pollutant discharge standards. The Company will promote environmental protection performance management in an all-out effort and encourage the creation of A-level enterprises, green factories, and green mines; further improve internal control, risk, rule of law, and compliance management systems, and improve emergency response mechanisms; pay close attention to macroeconomic and market changes, strengthen market research and analysis, and prevent and mitigate the risks such as market and exchange rates.

**8. Adhere to the leadership of Party building, promote two-way integration, and develop high-quality Party building with high- quality Party building.**

The Company will improve the ability of Party building to benchmark innovation, lead empowerment and value creation, extensively carry out the "Strive for Excellence(創先爭優)", accurately carry out the "Two Guidances and Two Makings (兩帶兩創)" activities, enrich the innovative "Party building +" carriers, stimulate the internal driving force of Party building to promote business, advance the deep integration of Party building and production and business operations, and improve quality and efficiency empowered by the Party building and value creation.

**Mr. Liu Jianping**, aged 54, is the chairman and an executive Director of the Company. Mr. Liu also serves as the director and deputy secretary of the Communist Party Committee of Chinalco. Mr. Liu graduated from Renmin University of China(中國人民大學)with a master's degree in economics majoring in commodity. Mr. Liu has extensive experience in human resource and corporate management, etc. He successively worked in the department of restructuring, laws and regulations of National Food and Strategic Reserve Administration(國家糧食儲備局), the department of personnel of National Food and Strategic Reserve Administration(國家糧食儲備局), the department of personnel, the organization department of the CPC Central Committee and the First Bureau of Management of Enterprise Leaders of the State-owned Assets Supervision and Administration Commission of China Grain Reserve Group Ltd. Company(中國儲備糧管理總公司). He successively served as the deputy head and head of the department of personnel (bureau of retired veteran cadres) of Aluminum Corporation of China(中國鋁業公司), the head of the human resources department (veteran cadre work department) of the Aluminum Corporation of China(中國鋁業公司), the general manager of the human resource department of the Company, the assistant to the general manager of Aluminum Corporation of China(中國鋁業公司), a member of the Communist Party Committee, deputy general manager and general manager of copper business department(銅事業部)of Aluminum Corporation of China(中國鋁業公司), the chairman and president of China Copper Co., Ltd.(中國銅業有限公司), the chairman of Yunnan Copper (Group) Co., Ltd.(雲南銅業(集團)有限公司), and the deputy general manager, a member of the Communist Party Committee and the safety director of Chinalco.

**Mr. Zhu Runzhou**, aged 57, is an executive Director and president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master degree in engineering. He is a professor-level senior engineer. Mr. Zhu has successively served as the deputy chief engineer and deputy general manager of Gansu Jingyuan Power Plant* (甘肅靖遠發電廠), the chairman of Baiyin Huadian Water Supply Co., Ltd.* (白銀華電供水有限公司), head of Guodian Guizhou Kaili Power Plant* (國電貴州凱里發電廠), director of the preparatory office of the technical transformation program of Guodian in Duyun City (國電都勻技改項目), deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd.* (國電電力宣威發電有限責任公司), general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager of Chalco Energy Co., Ltd.* (中鋁能源有限公司), a director, general manager and chairman of Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.* (中鋁新疆鋁電有限公司), and an executive Director and vice president of the Company.

**Mr. Ou Xiaowu**, aged 57, serves as an executive Director and secretary of the Discipline Inspection Committee of the Company. Mr. Ou graduated from Xiamen University (廈門大學) with a bachelor's degree in economics majoring in planning and statistics and is a senior auditor. Mr. Ou has extensive experience in auditing and financial management. He successively served as the deputy head and head of 2nd division and head of 1st division of the audit department in China Nonferrous Metals Industry Corporation (中國有色金屬工業總公司), the deputy head of the finance department and audit department

of China Copper Lead Zinc Group Corporation (中國銅鉛鋅集團公司), the deputy general manager of Guizhou Branch of Aluminum Corporation of China Limited (中國鋁業股份有限公司貴州分公司), the deputy head and head of the finance department (audit department) and chief financial officer of copper business department (銅事業部) of Aluminum Corporation of China (中國鋁業公司), a director and chief financial officer of China Copper Co., Ltd. (中國銅業有限公司), the general manager of the finance department and audit department of the Company, and a deputy chief auditor and general manager of the audit department of Chinalco. Mr. Ou also served as a supervisor of China Copper Co., Ltd. (中國銅業有限公司) and China Aluminum Group High-end Manufacturing Co., Ltd. (中國鋁業集團高端製造股份有限公司), the chairman of the supervisory committee of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd. (青海黃河水電再生鋁業有限公司), and a supervisor of Chalco Energy Co., Ltd. (中鋁能源有限公司) and a supervisor of the Company. Currently, Mr. Ou serves as a supervisor of China Aluminum International Engineering Corporation Limited (中鋁國際工程股份有限公司) and the chairman of the supervisory committee of Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd.* (青海黃河水電再生鋁業有限公司).

**Mr. Jiang Tao**, aged 47, is the executive Director and the vice president of the Company. Mr. Jiang graduated from Northeastern University(東北大學)with a doctor's degree in engineering majoring in nonferrous metals metallurgy, and is an excellent senior engineer. Mr. Jiang has extensive experience in corporate management and production skills. He successively served as the deputy manager of the department of production and operation, deputy head of Second Alumina Plant(第二氧化鋁廠), deputy head and head of Alumina Plant(氧化鋁廠), assistant to the general manager and head of Second Alumina Plant(第二氧化鋁廠)of Chalco Shandong, the standing member of the Party Committee of Shandong Aluminum Co., Ltd.*(山東鋁業有限公司)and deputy general manager of Shandong Company, the deputy secretary of the Party Committee of Shandong Aluminum Co., Ltd.*(山東鋁業有限公司)and director and the general manager of Shandong Company, the secretary of the Party Committee and executive director of Zhongzhou Aluminum (中州鋁業), and the executive director of Henan Zhongzhou Aluminum Plant Co., Ltd.*(河南中州鋁廠有限公司).

**Mr. Zhang Jilong**, aged 58, is a non-executive Director of the Company. Mr. Zhang graduated from Central South University(中南大學)with a doctor's degree in engineering majoring in mining engineering, and is an excellent senior engineer. Mr. Zhang has extensive experience in scientific and technological research and development, and corporate management, etc. He successively served as the deputy head of breakthrough and development division of the science and technology development of China Nonferrous Metals Industry Corporation(中國有色金屬工業總公司), the deputy head and head of science and technology division of department of planning and development of the State Bureau of Nonferrous Metal Industry(國家有色金屬工業局), the head of science and technology division of the department of production skills of Aluminum Corporation of China(中國鋁業公司), the deputy general manager of science and technology research and product development center and the manager of comprehensive department of the Company, the deputy head and head of science and technology department (military office) of Aluminum Corporation of China(中國鋁業公司)and the deputy manager of science and technology research center and product development center of the Company, the head of the department

of science and technology management of Aluminum Corporation of China(中國鋁業公司)and the deputy dean of Chinalco Research Institute of Science and Technology(中鋁科學技術研究院), the general manager of science and technology management division of the Company, the general manager, secretary of the Party Committee and chairman of Xinan Aluminum (Group) Co., Ltd.(西南鋁業(集團)有限責任公司), the general manager of aluminum processing department of Aluminum Corporation of China(中國鋁業公司), the director of Chinalco Ruimin Co., Ltd.(中鋁瑞閩股份有限公司)and the general manager of aluminum processing division of Chinalco.

**Mr. Chen Pengjun**, aged 50, is proposed to serve as a non-executive Director of the Company. Mr. Chen currently serves as the secretary of the Party Committee and chairman of the board of directors of Huarong Ruitong Equity Investment Management Co., Ltd.*(華融瑞通股權投資管理有限公司)and the general manager of the equity business department of China Huarong Asset Management Co., Ltd.(中國華融資產管理股份有限公司) (“**China Huarong**”). Mr. Chen holds a Master of Business Administration (MBA) from Tsinghua University and is a senior economist with extensive experience in equity management and investment financing. Mr. Chen successively served as senior deputy manager of the debt management department and senior deputy manager of the first asset management department of China Huarong, senior manager of the first marketing department of China Huarong Beijing Branch, senior manager of the first restructuring office of China Huarong, member of the Party Committee and assistant general manager of China Huarong Xinjiang Branch, deputy general manager of business development department and deputy general manager of international business department of China Huarong, deputy general manager and general manager of Huarong International Trust Co., Ltd.(華融國際信託有限責任公司), deputy secretary of the Party Committee and general manager of China Huarong Financial Leasing Co., Ltd.(華融金融租賃股份有限公司), director of the listing office, general manager of the international business department and general manager of the general management department of China Huarong, and deputy secretary of the Party Committee and general manager of Huarong Securities Co., Ltd.(華融證券股份有限公司).

**Mr. Qiu Guanzhou**, aged 73, is an independent non-executive Director of the Company. Mr. Qiu is an academician of Chinese Academy of Engineering, currently serving as a professor and tutor of doctoral students in Central South University. Mr. Qiu graduated from Central South University of Technology majoring in mineral processing engineering with a doctoral degree and is a famous mineral engineer. Mr. Qiu previously served as the vice-principal of Central South University of Technology (Central South University). Mr. Qiu has dedicated himself to the research of processing and utilizing low-grade, complex and refractory metallic mineral resources in China for a long time, and has obtained significant achievements in flotation separation of fine and sulphide minerals and direct reduction of iron ore, especially the outstanding contributions made in the aspect of biohydrometallurgy in low-grade sulphide ore. He was awarded as a national science and technology expert with outstanding contributions. Mr. Qiu has published many science papers and treatises, and obtained several national technological inventions and scientific and technological advancement awards. He served as the academic leader of the innovative research group under National Natural Science Foundation of China in 2003. In 2004 and 2009, he consecutively served as the chief scientist for biometallurgy project of the National 973 Project twice. He was the president of the 19th International Biohydrometallurgy Symposium in 2011 and was elected as the vice president of International Biohydrometallurgy Society. Currently, Mr. Qiu also serves as the independent director of Lomon Billions Group Co., Ltd.(龍蟒佰利聯集團股份有限公司), the independent director of Guangdong Hongda Blasting Co., Ltd.(廣東宏大爆破股份有限公司), and the executive director and manager of Hunan Bio Lab Technology Co., Ltd.(湖南佰奧萊博生物科技有限公司).

**Mr. Yu Jinsong**, aged 68, is an independent non-executive Director of the Company. Mr. Yu is a doctor of law, currently a professor and tutor of doctoral students of Renmin University of China, and the head of the Institute of International Law (academic part-time job). Mr. Yu focuses on research about international economic law, particularly international investment law and transnational corporation law. He has published dozens of academic papers in multiple major academic journals and several academic works, and obtained multiple national and provincial awards for achievements in teaching and research. Mr. Yu has successively served as an arbitrator of China International Economic and Trade Arbitration Commission (中國國際經濟貿易仲裁委員會), a mediator and arbitrator (2004-2016) of the International Centre for Settlement of Investment Disputes of the World Bank(世界銀行解決投資爭端國際中心), a vice chairman of the Chinese Society of International Law(中國國際法學會), and a counselor of the International Law Advisory Committee of Ministry of Foreign Affairs(外交部國際法諮詢委員會). Currently, Mr. Yu also serves as an independent director of Zhongshan Broad-Ocean Motor Co., Ltd.(中山大洋電機股份有限公司)and Zhejiang Zhongxin Fluoride Chemicals Co., Ltd.(浙江中欣氟材股份有限公司).

**Ms. Chan Yuen Sau Kelly**, aged 51, is a Justice of the Peace and an independent non-executive Director of the Company. Ms. Chan is a fellow of the Association of Chartered Certified Accountants (ACCA), the Hong Kong Institute of Certified Public Accountants (HKICPA), and the Hong Kong Institute of Directors (HKIoD). She is also a Bachelor of Accounting (Honours) of City University of Hong Kong. Ms. Chan has nearly three decades of working experience in finance and accounting and practical experience in fields such as corporate governance, risk management, business process reorganization, auditing, etc. Ms. Chan has successively served as a manager of auditing and management consultancy of Deloitte & Touche(德勤會計師事務所), the financial and administrative head in Hong Kong and Macau of Heineken(喜力集團), and the chief financial officer of Moet Hennessy Diageo(酩悅軒尼詩帝亞吉歐). Ms. Chan currently serves as the managing director of Peony Consulting Services Company(遠博顧問服務公司), the Program Director of Asia Chief Financial Officer Council(亞洲首席財務官理事會)of The Conference Board, the immediate past president of the Association of Women Accountants (Hong Kong)(香港女會計師協會), the chairperson of TR at CUHK Ltd.(中大轉研有限公司)and Employees' Compensation Insurance Levies Management Board(僱員補償保險徵款管理局), a member of the Air Transport Licensing Authority(空運牌照局), a member of the board of The Chinese University of Hong Kong, a member of the Education Commission(教育統籌委員會), a member of the Harbourfront Commission(海濱事務委員會)and a member of the Quality Education Fund Steering Committee(優質教育基金督導委員會). Currently, Ms. Chan also serves as an independent non-executive director of Morimatsu International Holdings Company Limited.

The candidates for the Directors have confirmed that, save as disclosed above, as at the Latest Practicable Date, they did not hold any directorship in any other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years, and they do not have any relationship with any Director, senior management, substantial Shareholder or controlling Shareholder of the Company, nor do they hold any position in the Company or any of its subsidiaries. Save for 4,000 A Shares of the Company held directly by Ms. Shi Biqiong, the spouse of Mr. Jiang Tao, as at the Latest Practicable Date, the candidates for the Directors do not have nor are deemed to have any interest in any Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)).

Save as disclosed above, as at the Latest Practicable Date, the Company is not aware of any matter in respect of the candidates for the Directors that is required to be disclosed pursuant to the requirements set out in Rule 13.51(2) (h) to (v) of the Hong Kong Listing Rules, nor is there any matter that needs to be brought to the attention of the Shareholders.

Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly confirmed that they have satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company has assessed their independence and considered that they meet the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and are independent individuals in accordance with the terms of the guidelines.

**Mr. Ye Guohua**, aged 53, is the chairman of the Supervisory Committee of the Company and served as the chief accountant and a member of the Communist Party Committee of Chinalco. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He has successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company*(上海高橋石油化工公司), the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch*(中國石化股份公司上海高橋分公司), the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited*(上海石油化工股份有限公司), the director of accounting department of China Petroleum & Chemical Group Corporation*(中國石油化工集團公司), the chairman of Century Bright International Investment Company*(盛駿國際投資有限公司), the chairman of Sinopec Insurance Limited*(中石化保險有限公司), the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd.*(太平石化金融租賃有限責任公司), a director of Sinopec Finance Co., Ltd.*(中石化財務有限責任公司), and a director of Sinopec Oilfield Service Corporation*(中石化石油工程技術服務股份有限公司). Mr. Ye currently is also the chairman of Chinalco High-end Manufacturing Co., Ltd.*(中國鋁業集團高端製造股份有限公司).

**Ms. Shan Shulan**, aged 50, is a Supervisor of the Company and serves as the general manager of the Finance Property Department of Chinalco. Ms. Shan graduated from Beijing Institute of Light Industry*(北京輕工業學院), majoring in industrial corporate management, with a bachelor degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She has successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant*(北京玻璃儀器廠), the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd.*(北京賽姆菲爾玻璃纖維有限公司)under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd.*(家樂福(中國)有限公司), the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China)*(微軟(中國)亞洲研究院), and the business director and deputy head of budget division and the head of budget assessment division of the finance department of Aluminum Corporation of China*(中國鋁業公司), the deputy general manager of the finance department of the Chinalco and the deputy general manager (person in charge) of the finance property department of Chinalco. Ms. Shan also currently serves as the director of Chinalco Capital Holdings Co., Ltd.*(中鋁資本控股有限公司), the director of Chinalco Finance Co., Ltd.*(中鋁財務有限責任公司)and the supervisor of Chinalco Research Institute of Science and Technology Co., Ltd.*(中鋁科學技術研究院有限公司).

**Ms. Lin Ni**, aged 48, is a Supervisor of the Company and also serves as the general manager of the audit department of Chinalco. Ms. Lin graduated from Shandong Economics University with a bachelor degree in economics majoring in international accounting. She is a senior auditor. Ms. Lin has extensive experience in the fields of auditing and accounting. She has successively served as the head of the 2nd division and the 1st division of the audit department of Aluminum Corporation of China*(中國鋁業公司), the deputy head of the audit department of Aluminum Corporation of China*(中國鋁業公司), the deputy head of the audit department of Chinalco, and the deputy general manager of the audit department of Chinalco (in charge). Ms. Lin currently also serves as the supervisor of Chinalco Asset Operation and Management Co., Ltd*(中鋁資產經營管理有限公司).

The candidates for the Supervisors have confirmed that, saved as disclosed above, as at the Latest Practicable Date, they did not hold any directorship in any other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and they do not have any relationship with any Director, senior management, substantial Shareholder or controlling Shareholder of the Company nor do they hold any other position with the Company or any of its subsidiaries. As at the Latest Practicable Date, none of the candidates for the Supervisors has any interest or deemed interest in any Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)).

Saved as disclosed above, as at the Latest Practicable Date, the Company is not aware of any other matter in respect of the candidates for the Supervisors that is required to be disclosed pursuant to the requirements set out in Rules 13.51(2) (h) to (v) of the Hong Kong Listing Rules nor is there any matter that needs to be brought to the attention of the Shareholders.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*

(Stock Code: 2600)

# NOTICE OF 2021 ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the 2021 annual general meeting (the "**AGM**") of Aluminum Corporation of China Limited* (the "**Company**") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 21 June 2022 for the purpose of considering, and if thought fit, approving the following resolutions (unless otherwise specified, terms used in this notice shall have the same meaning as defined in the circular of the Company dated 28 April 2022 (the "**Circular**")):

## ORDINARY RESOLUTIONS

(1) To consider and approve the resolution in relation to the Report of the Board of the Company for the year 2021;

(2) To consider and approve the resolution in relation to the Supervisory Committee's Report of the Company for the year 2021;

(3) To consider and approve the resolution in relation to the independent auditor's report and the audited financial reports of the Company for the year 2021;

(4) To consider and approve the resolution in relation to profit distribution plan of the Company for the year 2021;

(5) To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2022;

(6) To consider and approve the resolution in relation to the proposed renewal of liability insurance for year 2022-2023 for the Directors, Supervisors and senior management members of the Company;

(7) To consider and approve the resolution in relation to the proposed re-appointment of auditors of the Company;

(8) To consider and approve the resolution in relation to the proposed provision of guarantees by the Company and Chalco Shandong to Xinghua Technology for financing;

**SPECIAL RESOLUTIONS**

(9) To consider and approve the resolution in relation to the 2022 bonds issuance plan of the Company;

(10) To consider and approve the resolution in relation to the grant of general mandate to the Board of the Company to issue additional H Shares;

**ORDINARY RESOLUTIONS (CUMULATIVE VOTING)**

(11) To consider and approve the resolutions in relation to the election of the Directors (excluding the independent non-executive Directors) of the eighth session of the Board of the Company:

(i) To consider and approve the resolution in relation to the election of Mr. Liu Jianping as an executive Director of the eighth session of the Board of the Company;

(ii) To consider and approve the resolution in relation to the election of Mr. Zhu Runzhou as an executive Director of the eighth session of the Board of the Company;

(iii) To consider and approve the resolution in relation to the election of Mr. Ou Xiaowu as an executive Director of the eighth session of the Board of the Company;

(iv) To consider and approve the resolution in relation to the election of Mr. Jiang Tao as an executive Director of the eighth session of the Board of the Company;

(v) To consider and approve the resolution in relation to the election of Mr. Zhang Jilong as a non-executive Director of the eighth session of the Board of the Company; and

(vi) To consider and approve the resolution in relation to the election of Mr. Chen Pengjun as a non-executive Director of the eighth session of the Board of the Company.

(12) To consider and approve the resolutions in relation to the election of the independent non-executive Directors of the eighth session of the Board of the Company:

(i) To consider and approve the resolution in relation to the election of Mr. Qiu Guanzhou as an independent non-executive Director of the eighth session of the Board of the Company;

(ii) To consider and approve the resolution in relation to the election of Mr. Yu Jinsong as an independent non-executive Director of the eighth session of the Board of the Company; and

(iii) the election of Ms. Chan Yuen Sau Kelly as an independent non-executive Director of the eighth session of the Board of the Company.

(13) To consider and approve the resolutions in relation to the election of the shareholder representative Supervisors of the eighth session of the Supervisory Committee of the Company:

(i) To consider and approve the resolution in relation to the election of Mr. Ye Guohua as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company;

(ii) To consider and approve the resolution in relation to the election of Ms. Shan Shulan as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company; and

(iii) To consider and approve the resolution in relation to the election of Ms. Lin Ni as a shareholder representative Supervisor of the eighth session of the Supervisory Committee of the Company.

By order of the Board
**Aluminum Corporation of China Limited***
**Liu Jianping**
*Chairman*

Beijing, the PRC
28 April 2022

*Notes:*

(a) Details of the above-mentioned resolutions are set out in the circular of the Company dated 28 April 2022 in relation to the AGM.

(b) Pursuant to the provisions of the Articles of Association, the H Share Register of Members of the Company will be closed from Friday, 20 May 2022 to Tuesday, 21 June 2022 (both days inclusive). Shareholders whose names appear on the H Share Register of Members on Friday, 20 May 2022 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on Thursday, 19 May 2022 for registration.

(c) A Shareholders or H Shareholders, who intend to attend the AGM, must complete the reply slip for attending the AGM and return it to the Company's Board Office no later than 20 days before the date of the AGM, i.e. on or before Tuesday, 31 May 2022.

Details of the Company's Board Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China, Postal Code: 100082
Tel: (8610)82298161/8162
Fax: (8610)82298158

(d) Each H Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each A Shareholder who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM, and Notes (d) to (e) also apply to A Shareholders, except that the form of proxy or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h) Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i) All votings at the AGM will be conducted by a poll.

(j) The Board has recommended a final dividend of RMB0.032 per share (tax inclusive) for 2021 and, if such dividend is declared by the Shareholders upon passing the resolution No. 4, it is expected to be paid on or before 22 August 2022 to those Shareholders whose names appear on the register of members of the Company on Friday, 8 July 2022.

Under relevant regulations of China Securities Depository and Clearing Corporation Limited Shanghai Branch and in line with the market practice regarding dividend distribution of A Shares, the Company will publish a separate announcement in respect of its final dividend distribution to holders of A Shares after the Company's AGM, which will set out the record date and ex-dividend date for final dividend distribution to holders of A Shares.

Timetable arrangements such as the record date, the ex-dividend date and the date of distribution of cash dividend for the investors of northbound trading will be the same as holders of A Shares of the Company. Timetable arrangements such as the record date, the ex-dividend date and the date of distribution of cash dividend for the investors of southbound trading will be the same as holders of H Shares of the Company.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company's H Share Register of Members will be closed from Sunday, 3 July 2022 to Friday, 8 July 2022 (both days inclusive). In order to be entitled to the final dividend, H Shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Thursday, 30 June 2022 for registration.

In accordance with the Articles of Association, dividends payable to A Shareholders will be paid in RMB and dividends payable to H Shareholders will be paid in Hong Kong Dollar. The amount of the final dividend for 2021 in respect of each H Share of the Company payable in Hong Kong Dollars will be announced in the announcement of the poll results of the AGM of the Company on 21 June 2022.

According to the revised Law on Enterprise Income Tax of the People's Republic of China and its implementing rules which came into effect on 29 December 2018 and the Notice of the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises issued by the State Administration of Taxation (Guo Shui Han [2008] No. 897) (《關於中國居民企業向境外H股非居民企業股東派發股息代扣代繳企業所得稅有關問題的通知》(國稅函[2008]897號)), the Company is required to withhold enterprise income tax at the rate of 10% before distributing the final dividend to non-resident enterprise shareholders as appearing on the H Share Register of Members of the Company. The enterprise income tax shall be withheld for the dividends of any H shares under the names of non-individual shareholders (any H shares of the Company registered in the name of HKSCC Nominees Limited, other nominees and trustees, or other organizations and institutions, shall be deemed as shares held by non-resident enterprise shareholders).

Pursuant to the Notice on Issues Relating to Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348) (《關於國稅發[1993]045號文件廢止後有關個人所得稅徵管問題的通知》(國稅函[2011]348號)) published by the State Administration of Taxation, the Company shall withhold and pay the individual income tax for dividend payable to the individual H Shareholders. The individual H Shareholders are entitled to the relevant preferential tax treatment pursuant to the provisions in the tax agreements between the countries where they are residents and China or the tax arrangements between mainland China and Hong Kong (Macau). If the individual H Shareholders are Hong Kong or Macau residents or residents of the countries having an agreed dividend tax rate of 10% with China, the Company shall withhold and pay the individual income tax at a rate of 10%. Should the individual H Shareholders be residents of the countries having an agreed dividend tax rate of less than 10% with China, the Company would apply for entitlement of the relevant agreed preferential tax treatment on their behalf in accordance with the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers (Announcement of the State Administration of Taxation [2019] No. 35) (《關於發佈〈非居民納稅人享受稅收協定待遇管理辦法〉的公告》(國家稅務總局公告2019年第35號)). Should the individual H Shareholders be residents of the countries having an agreed dividend tax rate exceeding 10% but lower than 20% with China, the Company shall withhold and pay the individual income tax at the actual agreed rate. In the case where the individual H Shareholders are residents of the countries having not entered into any tax agreement with China or otherwise, the Company shall withhold and pay the individual income tax at a rate of 20%.

According to the current practice of the Inland Revenue Department of Hong Kong, dividends paid by the Company in Hong Kong are not subject to taxation.

The Company shall take the registered address (the "**Registered Address**") as recorded in the register of members of the Company on Friday, 8 July 2022 to determine the residence of the individual H Shareholders, and accordingly withhold and pay the individual income tax. Should the residence of the individual H Shareholders be inconsistent with the Registered Address, the individual H Shareholders should notify the Company's H Share Registrar on or before 4:30 p.m. on Thursday, 30 June 2022 and provide relevant supporting documents, and the correspondence details are as follows: Hong Kong Registrars Limited of 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (Tel: (852) 2862 8555). For the individual H Shareholders who failed to provide relevant supporting documents to the Company's H Share Registrar within the time period stated above, the Company will determine their residence according to the Registered Address as recorded in the register of members on Friday, 8 July 2022.

The Company assumes no responsibility and will not entertain any claims arising from any delay in, or inaccurate determination of, the identity of the Shareholders or any dispute over the arrangement of withholding and payment of tax.

* *For identification purpose only*